

Mail Stop 4628

July 29, 2016

Via E-mail
Ms. Deborah Deibert
Chief Financial Officer
Emerge Energy Services LP
180 State Street, Suite 225
Southlake, Texas 76092

> **Re:** **Emerge Energy Services LP**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-35912**

Dear Ms. Deibert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business page 7

1. We note your disclosure of 94 million tons of high quality Northern White frac sand that cannot yet be classified as proven and probable reserves. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (5) of the Instructions to Item 102 of Regulation S-K. Please revise to remove this estimate.

2. We note your disclosure on page 4 of 102.4 million tons of proven recoverable reserves as compared to the disclosure in your 10-K filed March 2, 2015 of 133.3 million tons of proven recoverable reserves. Please tell us the reason for the decline in your proven recoverable reserves and in future filings include disclosure in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 if you have questions regarding the comments.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director